

Mail Stop 4631

January 20, 2010

By U.S. Mail and Facsimile

Ms. Stacie Schuler
Chief Financial Officer
Granite Falls Energy, LLC
15045 Highway 23 SE
Granite Falls, MN 56241-0216

> **Re: Granite Falls Energy, LLC**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended January 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended April 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended July 31, 2009**
> **File No. 000-51277**

Dear Ms. Schuler:

We have reviewed your response letter dated November 10, 2009 and have the
following additional comments. If you disagree, we will consider your explanation as to
why our comments are inapplicable or a revision is unnecessary. After reviewing this
information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2008

Item 8. Financial Statements and Supplementary Data, page 38

Statements of Cash Flows, page 43

1.   We note your response to prior comment four; however, it appears that the
        amounts you show as the correct amounts for 2006 do, in fact, impact "cash
        provided by operating activities." Please advise.

Note 12 – Commitments and Contingencies, page 51
Corn Storage and Grain Handling Agreement and Purchase Commitments, page 52

2.   We appreciate your response to prior comment six. Please supplementally tell us
        how you determined that the forward purchase contract for corn purchases
        qualifies for the normal purchases and sales exemption under FASB ASC 815-10-
        15.

Exhibit 31 – Section 302 Certifications
Exhibit 32 – Section 906 Certifications

3.   We note your response to prior comment eight and remind you to amend your
         Form 10-K to provide appropriately dated certifications.

                                    *   *   *

         Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please furnish your response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

         If you have any questions regarding these comments, you may contact Dale
Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff
Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

                                              Sincerely,

                                              John Cash
                                              Accounting Branch Chief